IntercontinentalExchange
First Quarter 2011 Earnings Presentation
May 4, 2011
Filed by Intercontinental Exchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the
Securities Act of  1933, as amended
Subject Company:
NYSE Euronext
(Commission File No. 001-33392)

Forward-Looking Statement
Forward-Looking Statements
Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. ICE and NASDAQ OMX caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i)
projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii)
statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond ICE’s and
NASDAQ OMX’s control. These factors include, but are not limited to, ICE’s and NASDAQ OMX’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of ICE’s and NASDAQ OMX’s filings with the U.S. Securities and Exchange Commission (the
“SEC”), including (i) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com and (ii) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com.  ICE’s and NASDAQ OMX’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: ICE, NASDAQ OMX, and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of ICE or NASDAQ OMX will be materially delayed or will be more costly or difficult than expected.  ICE and
NASDAQ OMX undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important Information About the Proposed Transaction and Where to Find It:
Subject to future developments, additional documents regarding the transaction may be filed with the SEC.  This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of common stock of NYSE Euronext.
This material is not a substitute for the tender offer statement, registration statement, offer to exchange/prospectus and other documents that are intended to be filed with the SEC by ICE, NASDAQ OMX, and their affiliates regarding an exchange offer for shares of common stock of NYSE Euronext.  Nor is this material a substitute for the joint proxy statement/prospectus or any other documents ICE, NASDAQ OMX and NYSE Euronext would file with the SEC.  Such documents, however, are not currently available.  INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION
STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY
AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER
DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION.  All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One
Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by
emailing a request to
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Participants in the Solicitation:
ICE, NASDAQ OMX, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.  You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011. Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.
GAAP and Non-GAAP Results
This presentation includes non-GAAP measures that exclude certain items ICE considers are not part of ICE’s core business. ICE believes that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. These non-GAAP measures should be considered in context with ICE’s GAAP results. A reconciliation of Adjusted
Consolidated Net Income Attributable to ICE and Adjusted Diluted Earnings Per Common Share Attributable to ICE to the equivalent GAAP measure and an explanation of why ICE deems these non-GAAP measures meaningful appears in ICE’s earnings press release dated May 4, 2011 and in the appendix to this presentation. The reconciliation of Adjusted Total Operating Expenses, Adjusted Operating Income,
Adjusted Operating Margin and Adjusted EBITDA to the equivalent GAAP results appears in the appendix to this presentation.  ICE’s earnings press releases and this presentation are available in the Investors &
Media section of our website at www.theice.com.  Our earnings press release is also available in our Current Report on Form 8-K filed with the SEC on May 4, 2011.
ir@theice.com.

Earnings Conference Call - 1Q 2011
Jeffrey C. Sprecher
Chairman and Chief Executive Officer
Scott A. Hill
Senior Vice President, Chief Financial Officer
Kelly L. Loeffler, CFA
Vice President, Investor Relations &
Corporate Communications
Charles A. Vice
President, Chief Operating Officer
Melanie A. Shale, CFA
Director, Investor & Public Relations

$1,200
$1,000
$800
$600
$400
$200
$0
Millions
'06-'10 CAGR 38%
$314
$574
$813
$995
$1,150
$334
2006
2007
2008
2009
2010
1Q11

$400
$300
$200
$100
$0
Millions
'06-'10 CAGR 29%
$143
$241
$301
$316
$398
$129
2006
2007
2008
2009
2010
1Q11

IntercontinentalExchange

Consistent Growth and Outperformance
SLIDE 4
Highest revenue quarter on record +19% y/y, adjusted net
income attributable to ICE
1
+29% y/y
Adjusted operating expenses
1
increased 9% y/y
Solid operating leverage with 62% adjusted operating
margins
1
vs. 58% in prior year
Solid operating cash flow, low leverage and strong cash
balance support growth initiatives, M&A and opportunistic
stock repurchases
Net Income Attributable to ICE
Annual Revenue Growth
+19% y/y
+27% y/y
Record volume: futures +26% y/y, OTC energy +25% y/y
Combined 26 new futures and OTC products launched
CDS clearing revenues $13MM, Creditex revenues $26MM
96% of OTC energy volume cleared
Capitalizing on trends in commodities and risk management
Solutions for market participants adapting to new rules
1Q11 Financial Performance
1Q11 Operational Performance
1 Adjusted net income attributable to ICE, adjusted operating margins and adjusted operating expenses are non-GAAP measures.
Please refer to the slides at the end of this presentation for a reconciliation to the equivalent GAAP measures

ICE Financial Highlights – 1Q11
Double-digit top and bottom line growth and
margin expansion.
Solid revenues in futures & OTC Energy
o
Futures: $157MM,+28% y/y
o
OTC Energy: $103MM, +20% y/y
Futures & OTC energy volume +25% y/y
o
Record Futures volume, +26% y/y
o
Record OTC energy volume, +25% y/y
OTC Credit revenues $39MM
o
Creditex $26MM; 55% electronic revenue
o
CDS clearing $13MM, up 15% y/y
Futures ADV 1.6MM contracts, +24% y/y
Record OTC Energy ADC $1.6MM, + 18 y/y
Adjusted operating margin  62%, +4pts y/y
o
Adjusted core operating margin  : 67%
NOTE: Figures may not foot due to rounding.
(1) These are non-GAAP measures. Please refer to the slides at the end of the presentation for a reconciliation to the equivalent GAAP measures.
(2) Excludes Creditex
SLIDE 5
In millions, except per share amounts
INCOME STATEMENT 1Q11 1Q10
Change
y/y
Total Revenues $334 $282
19%
Total Expenses $131 $118 11%
Operating Income $204 $164 24%
Operating Margin 61% 58% 3 pts
Tax Rate 34% 34% flat
Net Income Attributable to ICE $129 $101 27%
Adj Net Income Attributable to ICE
1
$131 $101 29%
EPS (Diluted) $1.74 $1.36 28%
Adj EPS (Diluted)
1
$1.77 $1.36 30%
CASH METRICS 1Q11 1Q10
Change
y/y
Adj EBITDA
1
$219 $175 25%
Operating Cash Flow $155 $102 53%
Cap Ex & Cap Software $12 $11 16%
1
2

OTC Credit
11%
Market Data & Other
11%
Soft/Ag Futures
10%
Index/FX Futures
4%
Energy & Emissions Futures
33%
31%

25%
37%
10%
9%
19%

IntercontinentalExchange

Revenue & Expense Detail – 1Q11
1Q11 Consolidated Revenues
1Q11 Consolidated Expenses
OTC Energy
SG&A
Non-Cash Comp
Prof Services
& Acq. Costs
Cash Comp
D&A
NOTE: Figures may not foot due to rounding.
(1) Adjusted Total Expenses and  Adjusted Operating Margin are non-GAAP measures.
Please refer to slide 22 of this presentation for a reconciliation to the equivalent GAAP measures.
(2)  Excludes Creditex
SLIDE 6
(In millions) 1Q11 1Q10 y/y %
OTC Energy $103 $86 20%
OTC Credit $39 $43 -9%
OTC Total $142 $128 10%
Futures $157 $123 28%
Transaction & Clearing $299 $251 19%
Market Data $29 $27 10%
Other $6 $4 58%
Total Revenues $334 $282 19%
(In millions) 1Q11
1
1Q10
1
y/y %
Comp. & Benefits $62 $58 6%
Professional Services $8 $9 -9%
Acquisition Costs $3 $1 n/a
SG&A $25 $22 11%
D&A $33 $28 17%
Total Expenses $131 $118 11%
Adj Total Expenses
1
$127 $117 9%
Adj Operating Margin
1
62% 58%
Core Operating Margin
2
67% 67%

'06-'10 CAGR 25%
Millions of Contracts
400
300
200
100
0
137
194
237
262
329
99
2006
2007
2008
2009
2010
1Q11

Millions
$160
$120
$80
$40
$-
$102
$123
$130
$125
$127
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
FX/Index Futures
Soft/Ag Futures
Energy Futures

IntercontinentalExchange

+28% y/y
$157
ICE Futures – 1Q11
Quarterly Futures & Options Revenues
SLIDE 7
NOTE: Figures may not foot due to rounding.
(1) Volumes include pro-forma 2006 data for both ICE Futures U.S. and ICE Futures Canada, which were acquired by ICE on 1/12/07 and 8/27/07, respectively.
Historical average daily volume and rate per contract information can be found in the Appendix on slides 18 and 19 of this presentation as well as on theice.com.
Annual Futures & Options Volume
+26% y/y
$157MM in futures revenues, +28% y/y
ADV of 1.6MM contracts, +24% y/y
Strong growth in Brent, Gasoil, WTI, Cotton, Emissions
o
Energy futures ADV of 1.2MM, +36% y/y
o
Ag & Fin ADV of 445K, +1% y/y
o
Emissions (ECX) volume, +22% y/y; full integration of
CLE successfully completed
Open Interest +11% y/y at March 31, 2011
Rate Per Contract
April 2011 ADV of 1.3MM, RPC up in Energy & Ags
Energy Ags Financials
1Q11 1Q10 1Q11 1Q10 1Q11 1Q10
$1.55 $1.53 $2.15 $2.13 $1.03 $0.92
(In 000) 1Q11 1Q10 y/y %
Total Volume 98,962 78,653 26%
ADV
Brent Futures & Options 532 401 33%
Gas Oil Futures & Options 287 214 34%
WTI Futures & Options 276 190 45%
Sugar Futures & Options 146 175 -17%
Cotton Futures & Options 43 30 45%
Russell Futures & Options 146 144 2%
Emissions & Options 27 22 20%
Other 139 113 23%
Total ADV 1,596 1,289 24%
1

Thousands
2500
2000
1500
1000
500
0
'06-'10 CAGR 36%
$589
$845
$1,323
$1,857
$2,031
$2,256
2006
2007
2008
2009
2010
1Q11
OTC Credit
OTC Energy

Millions
$50
$40
$30
$20
$10
$0
$39
$43
$43
$42
$38
$39
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
CDS Clearing
CDS Execution

IntercontinentalExchange

ICE OTC – 1Q11
Quarterly CDS Revenues
Annual OTC ADC
$142MM in OTC revenues; record OTC energy volume of
97MM contracts
Quarterly OTC energy revenue of $103MM, +20 y/y
o
Energy ADC of $1.6MM in 1Q11, +18% y/y
o
April ADC of $1.5MM
Cleared OTC energy open interest 40MM contracts at
March 31, 2011, +20% y/y
Quarterly CDS revenues of $39MM
o
$26MM from Creditex, 55% electronic versus 43% in 1Q10
o
$13MM from CDS clearing; up 15% from 1Q10
o
2Q11 guidance for CDS clearing revenue is $15-$17MM
$18TR CDS cleared, $1TR open interest, 490K trades
cleared, 295 clearable CDS products
o
Leading buy-side solution with $6BN cleared
SLIDE 8
-9% y/y
+9% y/y
(In 000) 1Q11 1Q10 y/y %
Energy Contracts Traded 96,510 77,269 25%
Cleared 92,795 73,381 26%
% Cleared 96% 95%
Energy ADC $1,626 $1,373 18%
OTC Transaction & Clearing Fees
Natural Gas $63,831 $51,431 24%
Power $24,284 $25,044 -3%
Credit $39,077 $42,722 -9%
Oil & Other $14,600 $9,246 58%
Total OTC Fees $141,792 $128,443 10%

'06-'10 CAGR 37%
$600
$500
$400
$300
$200
$100
$0
Millions
$151
$288
$375
$487
$534
$155
2006
2007
2008
2009
2010
1Q11

18.0%
12.0%
6.0%
0.0%
2008
2009
2010
CME
NYX
ICE

IntercontinentalExchange

ICE Operating Cash Flow
SLIDE 9
Solid Cash Generation & Returns
(1) The intangibles balances are net of the related deferred tax liabilities.
(2) ROIC=(Operating Income x (1-Tax Rate)) / (Avg Debt + Avg Shareholders Equity + Avg Minority Interest - Avg Cash, Cash Equivalents, & ST Investments)
1Q 2011 operating cash flow of $155MM, +53% y/y
$694 MM in unrestricted cash at March 31, 2011
Debt to EBITDA leverage ratio of 0.6x at March 31,
2011 with significant available capacity
Disciplined M&A
o Goodwill and Intangibles ~32% of ICE’s market
capitalization
1
o Early investor in growth areas – i.e., clearing,
emissions and credit derivatives
Consistently strong and industry leading returns on
investment
Return on Invested Capital Comparison
+53% y/y
Strong fundamentals driving top- and bottom-line

## *ICE Track Record of Results:*

- *Best in class growth & returns*
- *Expansion of global commodity & derivatives markets*
- *Leadership in global clearing & regulatory solutions*

Revenues (in Millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
2000: ICE founded to increase OTC energy market transparency and efficiency
2001: ICE's business expands globally into futures with acquisition of London-based IPE
2002: ICE launches industry's first cleared OTC energy contracts
$94
2003
$108
2004
2005: ICE IPO
Transition to electronic energy futures
$156
2005
2006: Launch of successful electronic WTI Crude contract
$314
2006
2007: Completed acquisition of NYBOT
$574
2007
2008: Acquired Creditex & launched ICE Clear Europe
Fastest matching engine for futures; most reliable platform
$813
2008
2009: CDS clearing launched in U.S. & Europe
$995
2009
$1,150
2010
2011: NYSE Bid to Acquire LIFFE and related assets
2011: Launched BRIX
2011: Acquired Ballista
Record first quarter earnings
$334
1Q11

IntercontinentalExchange

Track Record of Growth and Innovation SLIDE 10 2010: Acquired Climate Exchange

Leadership in Dodd-Frank Implementation
U.S. Regulation Post -Reform
Required Central Clearing of Standardized Derivatives ICE Trust to transition to ICE Clear Credit
(Designated Clearing Organization and Clearing
Agency); ICE Clear U.S., ICE Clear Europe, ICE
Canada meet applicable Rules
Standardized Swaps must be traded on a Swap Execution
Facility (SEFs) or Designated Contract Market (DCM)
ICE OTC Energy (SEF)
ICE OTC Credit (SEF)
ICE Futures US (DCM)
Yellow Jacket (Independent Software Vendor)
Recording Keeping and Data Reporting ICE Trade Vault
(Swap Data Repository)
Position Limits ICE’s futures and OTC Exchanges prepared to
address final CFTC rules
Clearing Margin and Capital Requirements ICE Clearing Houses prepared to address final rules
Payment, Clearing,
Settlement Supervision
(Uniformity of Financial Market Utilities)
ICE Trust and ICE Clear Europe have been working
with U.S. and EU regulators to meet financial market
utility standards.  ICE prepared to meet CPSS,
IOCSO standards.
Registration of  Foreign Boards of Trade (FBOT) ICE Futures Europe and ICE Futures Canada will be registered as FBOTs in the United States
SLIDE 11

The Facts:  Execution Risk
Proven ability to successfully
integrate businesses
Consistently met or exceeded
synergy targets on or ahead of
schedule
No write downs in past
acquisitions
Acquisitions have resulted in
write downs of over $2.5 billion
combined in the last three
years
Proven inability to realize
stated synergies
Sudden new found synergies
by NYX are not credible
REGULATORY
APPROVAL RISK
HSR review is well underway
Second request for information is
currently in process
No expected competition issues in
Europe
$350mm reverse breakup fee
Subject to a lengthy and
extensive regulatory and
competition review in Europe
NYX shareholders will have no
clarity on decision prior to NYX
shareholder vote
No protection for NYX
stockholders in the event that DB
fails to receive regulatory
approval
NASDAQ OMX / ICE proposal has substantially less execution risk
INTEGRATION AND
OPERATIONAL RISK
FINANCIAL
PERFORMANCE RISK -
TRACK RECORD (’07-’10
CAGR)
NASDAQ OMX / ICE
NASDAQ OMX / ICE
DB / NYSE Euronext
DB / NYSE Euronext
ICE NASDAQ
DB NYSE
Revenue
EBITDA (1)
EPS
26%
25%
17%
23%
22%
10%
(1)%
(9)%
(6)%
(2)%
(3)%
(8)%
Revenue
EBITDA (1)
EPS
NASDAQ OMX / ICE proposal is
more likely to receive antitrust
approval
NYX shareholders will be forced
to vote without any certainty
around regulatory approvals in
Europe under the DB proposal
NASDAQ OMX and ICE are
clearly best-in-class integrators
which results in much less
operational execution risk than
proposed DB combination
NASDAQ OMX and ICE have a
demonstrated ability to achieve
superior financial results
(1) EBITDA is a non-GAAP number calculated by taking operating income and adding back D&A, merger related expenses and impairment charges.
SLIDE 12

13.2x
15.1x
Unaffected P/E Multiple
Sum of the Parts P/E Multiple
12.6x
14.8x
Current P/E Multiple
Sum of the Parts P/E Multiple
$8.7
$10.0
Unaffected Market Cap
Sum of the Parts Market Cap
$15.3
$18.0
Current Market Cap
Sum of the Parts Market Cap

IntercontinentalExchange

The Facts:  Conglomerate Discount in DB1 Deal
NASDAQ OMX / ICE proposal will unlock significantly greater short and long-term shareholder value
NYX and DB receive a
substantial conglomerate
valuation discount
Intrinsic value of each respective
NYX and DB business suggests
they should be valued 13-15%
higher
DB proposal meaningfully
undervalues the intrinsic value of
NYX’s businesses
NASDAQ OMX / ICE proposal to
create two pure play exchanges
will unlock greater value than the
conglomerate strategy
NASDAQ OMX / ICE proposal
currently represents 16.4x NYX
2011 earnings vs. DB proposal of
14.9x
(13)%
$(1.3)bn
(15)%
$(2.7)bn
(1) NYX based on share price and 2011 EPS estimate as of 2/8/11 of $33.41 and EPS of 2.54 and basic shares outstanding of 261.2mm. DB based on 4/28/11 price of €55.50 and 2011 EPS of €4.40;
converted to US$ using an exchange ratio of 1.4823x.  Derivatives P/E multiple based on avg. of ICE and CME.  Cash Equities multiple based on avg. of NYX (unaffected), NDAQ, TMX, LSE and DB.
(2) NYX earnings weighted between Derivatives and Cash Equities based on segment contributions to operating income: 48.8% for Derivatives and 51.2% for Cash Equities and Info and Tech.
(3) DB earnings weighted between Derivatives and Cash Equities based on segment contributions to adjusted EBIT: 48.8% for Eurex and 51.2% for Cash Equities and Other.
PRICE / EARNINGS
MULTIPLE
MARKET
CAPITALIZATION
($BN)
SLIDE 13
NYSE Euronext
(2)
Deutsche Börse
(3)
NYX and DB Conglomerate Valuation Discount
(1)

Ags & Other
6%
Interest Rates
38%
Energy
Futures
13%
Equity
Derivatives
21%
OTC Energy
22%

Ags & Other
1%
Interest Rates
42%
Equities/
Equity Options
57%

✓

Other
10%
Cash Equities
Trading
21%
Technology
14%
Options
13%
Market Data
21%
Issuer Services
21%

Market Data
& Technology
14%
Cash Trading
& Listings
29%
Settlement
& Custody
20%
Derivatives
37%

✓

IntercontinentalExchange

The Facts:  Diversity of Business Mix
NASDAQ OMX / ICE proposal will create stronger and more balanced businesses
PRO FORMA DERIVATIVES
BUSINESS MIX
(2010 VOLUMES) (1)
PRO FORMA CASH
EQUITIES & OPTIONS
BUSINESS MIX
(2010 NET REVENUES)
More balanced
derivatives product mix
of ICE will lead to
greater long-term
stability and generate
superior value through
economic cycles
(1) Excludes ICE OTC CDS volumes and Bclear volumes.
Highly synergistic and
complementary lines of
business that have well
diversified revenue base
with no significant
concentrations
SLIDE 14
NASDAQ OMX / ICE
DB / NYSE Euronext
ICE / NYSE Liffe
NASDAQ OMX / NYSE Euronext

APPENDIX

ICE Summary Balance Sheet
Strong operating cash flow
o
$155MM, + 53% y/y
Low leverage with debt to trailing
twelve-month EBITDA of 0.6x
Cash and unrestricted short-term
investments $694MM; $523MM debt
outstanding
1Q11 capital expenditures $12MM
o
Cap ex hardware $5MM
o
Capitalized software of $8MM
Existing credit facilities $725MM
o
$422MM available for general
corporate use
o
$303MM available for clearing
houses
Remaining authorization of $210MM
share repurchase
Note: Figures may not foot due to rounding. Please see press release, dated May 4, 2011 for more detail available on www.theice.com.
In millions
SLIDE 16
BALANCE SHEET 3/31/11 12/31/10 CHANGE
Assets
Cash & ST Investments $694 $624 $70
Other Current Assets 24,813 22,952 1,861
Current Assets 25,507 23,576 1,931
PPE (net) 95 95 0
Other Assets 3,021 2,972 49
Total Assets $28,622 $26,642 $1,980
Liabilities & Equity
Current Liabilities $24,986 $23,127 $1,859
Long Term Debt 260 326 (66)
Other Liabilities 405 372 33
Total Liabilities 25,651 23,825 1,826
Total Equity 2,972 2,817 155
Total Liabilities & Equity $28,622 $26,642 $1,980

Guidance 2011
SLIDE 17
Metric Guidance
Non-Cash Compensation
$52MM-$56MM in 2011, assuming achievement of
above target Board-approved levels
Depreciation & Amortization
$126MM-$132MM in 2011
Adjusted Expense Growth
Range of 4-6% for 2011
Capital Expenditures
Including capitalized software,$50MM-$55MM in 2011
Interest Expense
$7MM-$9MM per quarter in 2011
Tax Rate
31%-34% for the remainder of 2011
CDS Clearing Revenue Increase of 15-20% versus 2010
Diluted Share Count 2Q11: 74.2MM-75.2MM;  FY2011: 74.1MM-75.1MM
Share Repurchase Program Approximately $210MM remains in existing program

ICE Average Daily Volume History
SLIDE 18
ICE Average Daily Volume
January February March April May June July August September October November December
ICE Futures Europe 1,176,543 1,241,612 1,055,675 866,718
ICE Futures U.S.
383,157 469,596 422,741 389,364
ICE Futures Canada 17,775 26,311 15,533 21,298
CCFE
752 680 484 170
TOTAL 1,578,227 1,738,199 1,494,433 1,277,550
January February March April May June July August September October November December
ICE Futures Europe 811,477 893,151 839,652 939,957 983,100 831,487 760,765 795,113 955,277 899,305 895,470 753,564
ICE Futures U.S.
387,680 458,107 434,530 431,498 446,542 492,636 378,078 388,174 508,290 399,676 454,151 332,674
ICE Futures Canada 12,129 18,832 12,548 19,979 11,925 24,527 10,179 13,701 18,513 25,622 15,218 23,594
CCFE
1,204 860 1,460 1,214 1,830 1,487
TOTAL 1,211,286 1,370,090 1,286,730 1,391,434 1,441,567 1,348,650 1,150,226 1,197,848 1,483,540 1,325,817 1,366,669 1,111,319
January February March April May June July August September October November December
ICE Futures Europe 672,150 613,368 627,784 569,511 620,112 628,829 716,796 607,352 701,970 704,188 724,934 639,974
ICE Futures U.S.
298,432 356,319 395,896 396,465 369,571 444,457 287,602 391,550 452,364 355,752 347,254 330,014
ICE Futures Canada 13,269 18,986 12,998 17,952 14,552 15,239 8,039 9,863 14,097 16,558 12,007 18,224
TOTAL
983,851 988,673 1,036,678 983,928 1,004,235 1,088,525 1,012,437 1,008,765 1,168,431 1,076,498 1,084,195 988,212
January February March April May June July August September October November December
ICE Futures Europe
590,530 588,048 672,159 568,965 642,999 617,990 540,552 536,054 629,474 630,607 558,624 514,458
ICE Futures U.S. 382,602 385,430 342,956 279,122 218,147 325,931 204,216 208,608 428,907 416,142 310,446 318,887
ICE Futures Canada
17,709 20,341 16,568 15,238 11,069 14,515 8,100 9,312 11,224 14,063 7,323 12,964
TOTAL 990,841 993,819 1,031,683 863,325 872,215 958,436 752,868 753,974 1,069,605 1,060,812 876,393 846,309
Indicates record ADV
2011
2008
2009
2010
N/A - ICE acquired Climate Exchange on 7/8/10

ICE Futures Rate Per Contract History
SLIDE 19
Rolling Three-Month Average Rate per Contract
2011 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.53 $ 1.50 $ 1.55 $ 1.59 $
ICE Futures U.S. Agricultural Futures & Options 2.06 $ 2.08 $ 2.15 $ 2.26 $
ICE Futures U.S. Financial Futures & Options 0.94 $ 1.00 $ 1.03 $ 0.97 $
2010 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.57 $ 1.54 $ 1.53 $ 1.51 $ 1.51 $ 1.49 $ 1.51 $ 1.52 $ 1.54 $ 1.53 $ 1.56 $ 1.57 $
ICE Futures U.S. Agricultural Futures & Options 2.10 $ 2.15 $ 2.13 $ 2.17 $ 2.13 $ 2.19 $ 2.18 $ 2.18 $ 2.13 $ 2.09 $ 2.08 $ 2.07 $
ICE Futures U.S. Financial Futures & Options 0.94 $ 0.96 $ 0.92 $ 0.84 $ 0.77 $ 0.71 $ 0.71 $ 0.73 $ 0.73 $ 0.80 $ 0.83 $ 0.93 $
2009 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.54 $ 1.55 $ 1.57 $ 1.61 $ 1.61 $ 1.61 $ 1.58 $ 1.56 $ 1.53 $ 1.52 $ 1.54 $ 1.54 $
ICE Futures U.S. Agricultural Futures & Options 2.25 $ 2.33 $ 2.34 $ 2.33 $ 2.23 $ 2.16 $ 2.15 $ 2.10 $ 2.08 $ 2.05 $ 2.10 $ 2.10 $
ICE Futures U.S. Financial Futures & Options 0.74 $ 0.81 $ 0.78 $ 0.77 $ 0.77 $ 0.84 $ 0.86 $ 0.91 $ 0.89 $ 0.86 $ 0.85 $ 0.86 $
2008 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.27 $ 1.27 $ 1.25 $ 1.24 $ 1.21 $ 1.21 $ 1.21 $ 1.22 $ 1.22 $ 1.22 $ 1.32 $ 1.42 $
ICE Futures U.S. Agricultural Futures & Options 2.08 $ 2.16 $ 2.14 $ 2.16 $ 2.13 $ 2.21 $ 2.22 $ 2.23 $ 2.22 $ 2.24 $ 2.24 $ 2.25 $
ICE Futures U.S. Financial Futures & Options n/a n/a n/a n/a n/a n/a n/a n/a 1.18 $ 1.01 $ 0.88 $ 0.78 $

Non-GAAP Net Income Attributable to ICE & EPS Reconciliation
In thousands, except per share amounts
SLIDE 20
3 Months
Ended
3/31/11
3 Months
Ended
3/31/10
Net income attributable to ICE $128,904 $101,163
Add: Acquisition-related transaction costs
3,437 545
Less: Income tax benefit related to the items above
(1,301) (210)
Adjusted net income attributable to ICE
$131,040 $101,498
Earnings per share attributable to ICE common shareholders:
Basic
$1.76 $1.37
Diluted
$1.74 $1.36
Adjusted earnings per share attributable to ICE common shareholders:
Adjusted basic
$1.78 $1.38
Adjusted diluted
$1.77 $1.36
Weighted average common shares outstanding:
Basic
73,433 73,676
Diluted
74,201 74,527

Non-GAAP EBITDA Reconciliation
In thousands
SLIDE 21
3 Months
Ended
3/31/11
3 Months
Ended
3/31/10
$128,904 $101,163
65,950 53,217
(988) (726)
8,206 7,110
33,131 28,214
235,203 188,978
276 696
(4,766) (4,865)
(7,695) (5,883)
(4,320) (3,600)
$218,698 $175,326
Less capitalized software development costs
Less Russell payments
Non-GAAP Adjusted EBITDA
Plus depreciation and amortization expense
Non-GAAP EBITDA
Plus other expense, net
Net income attributable to ICE
Plus income tax expense
Less interest and investment income
Plus interest expense
Less capital expenditures

Non-GAAP Operating Income, Operating Margin &
Operating Expense Reconciliation
In thousands, except operating margins
SLIDE 22
3 Months
Ended
3/31/11
3 Months
Ended
3/31/10
Total revenues $334,280 $281,620
Total operating expenses 130,682 117,805
Less: acquisition-related trasaction costs (3,437) (545)
Adjusted total operating expenses $127,245 $117,260
Adjusted operating income $207,035 $164,360
Operating margin 61% 58%
Adjusted operating margin 62% 58%